File Number: 58960-0012-Letters

Web site: www.langmichener.com

Direct Line: (604) 691-6839
Direct Fax Line: (604) 893-7623
E-Mail: ddex@lmls.com

May 15, 2008

Filed as correspondence on EDGAR and faxed

The United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC
20549-7010
Mail Stop 7010

Attention:       Ms. Jill Davis, Branch Chief

Dear Ms. Davis

Re:

FinMetal Mining Ltd. (the "Company")
Form 10-KSB for Fiscal Year Ended December 31, 2006, Filed April 17, 2007
File No. 000-51203
Response to SEC Comment Letter dated December 19, 2007

We are counsel for the above-referenced Company and we are pleased to respond, on behalf of the Company, to the comments of the reviewing staff (the "Staff") of the Securities and Exchange Commission (the "SEC") as set forth in the SEC's comment letter of December 19, 2007 (the "SEC Comment Letter") with respect to the Company's Form 10-KSB for its fiscal year ended December 31, 2006, as filed on April 17, 2007 (the "FY 2006 10-KSB"). In addition, we confirm, on behalf of the Company, that the Company has received the SEC's follow-up letter dated May 7, 2008, requesting a response to the SEC Comment Letter by May 20, 2008.

On May 14, 2008, the undersigned, Daniel Dex, had a telephone conversation with Mr. John Cannarella of the SEC, during which conversation Mr. Dex advised Mr. Cannarella that although the Company had not yet made a formal response to the SEC Comment Letter, the Company did take into account the comments set forth in SEC Comment Letter in the Company's 10-KSB for its fiscal year ended December 31, 2007, as filed with the SEC on April 15, 2008 (the "FY 2007 10-KSB"). Mr. Cannarella advised Mr. Dex that, to the extent the Company has provided appropriate disclosure in the FY 2007 10-KSB, the SEC may not require the Company to file an amended FY 2006 10-KSB.

As such, the purpose of this letter is to provide, on behalf of the Company, responses to the SEC Comment Letter and to seek confirmation from the SEC as to whether the SEC will require the Company to file an amended FY 2006 10-KSB and/or whether the SEC has any further questions or comments.

We confirm that the Staff's comments in the SEC Letter are sequentially numbered as set forth below and that the Company's responses set forth below refer to each of the Staff's comments by number. We also confirm that the comments of Staff are in italics below while the Company's responses follow in bold.

As a preliminary statement we thank both you and the remaining Staff very much for the opportunity of working with you in connection with this matter.

Staff Comment:

Form 10-KSB for the Year Ended December 31, 2006

Item 8A. Controls and Procedures, page 12

1.         We note that your certifying officers concluded your disclosure controls and procedures are effective "subject to the limitations noted." Please revise your disclosure to clearly state whether or not the disclosure controls and procedures are effective.

Response:         We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that the Company has advised that the Company's certifying officers have determined that the Company's disclosure controls and procedures were effective with respect to the periods covered in the FY 2006 10-KSB and the FY 2007 10-KSB. The Company has provided clear disclosure to this effect in Item 8A(T) in its FY 2007 10-KSB.

Staff Comment:

Note 2. Summary of Significant Accounting Policies, page 30

Mineral Claim Payments and Exploration Expenditures, page 31

2.         We note your disclosure that you expense all costs related to the acquisition of unproven mineral properties to which you have secured exploration rights. Please explain why acquisition costs have been expensed. Refer to paragraph 9 of EITF 04-2.

Response:         We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that pursuant to EITF 04-02, paragraph 9, the Emerging Issues Task Force reached a consensus that mineral rights, as defined in EITF 04-02, are tangible assets, and, accordingly, an entity should account for mineral rights as tangible assets. The Task Force also concluded that an entity should report the aggregate carrying amount of mineral rights as a separate component of property, plant and equipment either on the face of the financial statements or in the notes to the financial statements.

Pursuant to SFAS No. 144 - "Accounting for the impairment or disposal of long-lived assets", the Company has determined it is reasonable to expense all costs related to the acquisition, maintenance and exploration costs relating to unproven mineral properties. Management's determination was based on the following factors being present at the time of acquisition or incurrence:

  There is no proven or probable reserves determined in association with the mineral interest;

  There is no determinable future benefit associated with the mineral interest;

  The risk that the mineral interest does not contain any proven probable reserves is high;

  The likelihood that the mineral interest will become commercially productive is low, even if proven and probable reserves are discovered.

Accordingly, management provided the following note in the FY 2006 10-KSB:

"Mineral Claim Payments and Exploration Expenditures

The Company expenses all costs related to the acquisition, maintenance and exploration costs relating to unproven mineral properties, to which it has secured exploration rights. When proven and probable reserves are determined for a property based on a feasibility study prepared with respect to the property, then subsequent exploration and development costs of the property will be capitalized. To date, the Company has not established the commercial feasibility of its exploration prospects. Therefore, all costs have been expensed."

In addition, management provided the following note in the FY 2007 10-KSB:

"Mineral Claim Payments and Exploration Expenditures

Mineral property exploration costs are charged to operations as incurred. Mineral property acquisition costs are initially capitalized when incurred using the guidance in EITF 04-02 "Whether Mineral Rights are Tangible or Intangible Assets". The Company assesses the carrying costs for impairment under SFAS No. 144. The Emerging Issues Task Force issued EITF 04-3 "Mining Assets: Impairment and Business Combinations", which requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets' proven and probable reserves, as well as anticipated market price fluctuations, when testing the mining assets for impairment in accordance with SFAS 144. The Company is in its early stages of exploration and unable to allocate proven and probable reserves to its mineral property. In the absence of proven and probable reserves, acquisition costs to date are considered to be impaired and accordingly have been written off to operations. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs then incurred to develop such property will be capitalized. Such costs will be amortized using the units-of-production method over the estimated life of the probable reserve. If mineral properties are subsequently abandoned or impaired, any capitalized costs will be charged to operations."

Staff Comment:

Stock based Compensation, page 32

3.         We note that you adopted SFAS 123(R) to account for stock options and similar equity instruments issued. Please clarify why you have not eliminated your deferred compensation related to awards granted prior to the adoption of SFAS 123(R) against the appropriate equity account such as additional paid in capital.

Response:         We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that the Company disclosed deferred stock based compensation separately in the Consolidated Statements of Stockholder's Equity (Deficiency) in the financial statements in included in its FY 2006 10-KSB and its FY 2007 10-KSB. The Company disclosed in note 5 to the Consolidated Financial Statements included in its FY 2006 10-KSB that stock based compensation related to the granting of stock awards resulted in $96,720 being charged to current operations during the fiscal year ended December 31, 2006, and that the $2,321,280 balance of the stock based compensation related to subsequent financial reporting periods was deferred and shall be amortized and charged to operations over the vesting period. The Company disclosed in note 5 to the Consolidated Financial Statements included in its FY 2007 10-KSB that stock based compensation related to the granting of stock awards resulted in $2,321,280 being charged to operations during the year ended December 31, 2007, and that the $Nil balance was deferred and amortized and charged to operations over the vesting period. All such grants were incurred subsequent to adoption of SFAS 123(R), and as a consequence there was no charge against equity accounts such as additional paid in capital.

Staff Comment:

Engineering Comments

General

4.         We note that you refer to or use the terms such as potential mineralization, drill indicated resources, measured, indicated, or inferred resources on your website. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7. These generally differ from measurement systems that guide the estimation of resources. If you continue to make references on your website to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

"Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website, such as "reserves," "resources," "geologic resources," "proven," "probable," "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form 10-KSB, File No. 000-51203. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml."

Response:         We thank the Staff for its comments in this regard and we hereby confirm, on behalf of the Company, that the Company has added the cautionary language substantially in the form provided above to the Company's website as a "Property Disclaimer" under the tab entitled "Mining Projects". (The Company has advised that it has revised the proposed language from "We use certain terms" to "We may use certain terms" because the content of the Company's website is updated from time to time, such that the identified terms in such cautionary language may or may not be used on the Company's website at any given time.) As such, the cautionary language as provided on the Company's website reads as follows:

"Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We may use certain terms on this website, such as "reserves," "resources," "geologic resources," "proven," "probable," "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form 10-KSB, File No. 000-51203. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml."

Staff Comment:

5.         If your website contains disclosure about adjacent or other properties on which the company has no right to explore or mine, it would be helpful for you to include the following cautionary language along with such information:

"This website contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."

Please indicate the location of this disclaimer in your response.

Response:         We thank the Staff for its comments in this regard and we hereby confirm, on behalf of the Company, that the Company has added cautionary language substantially in the form provided above to the Company's website as a "Property Disclaimer" under the tab entitled "Mining Projects". (The Company has advised that it has revised the proposed language from "This website contains" to "This website may contain" because the content of the Company's website is updated from time to time, such that information about adjacent properties may or may not be included on the Company's website at any given time.) As such, the cautionary language as provided on the Company's website reads as follows:

"This website may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."

Staff Comment:

Item 2, page 8

6.         Please disclose the following information regarding ownership and mineral rights for each of your properties:

  The nature of your ownership or interest in the property.

  A description of all interests in the properties, including the terms of all underlying agreements.

  An indication of whether the mining claims or concessions are State or Federal claims.

  Certain identifying information, such as the property names, claim numbers, grant numbers, concession names, and dates of recording and expiration; sufficient to enable the claims to be distinguished from other claims or concessions that may exist in the area.

  The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

  The area of the claims, either in hectares or acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Response:         We thank the Staff for its comments in this regard and we hereby confirm, on behalf of the Company, that the Company has provided such disclosure in the Company's FY 2007 10-KSB.

Staff Comment:

7.         Please insert a small-scale map showing the location and access to each property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

  A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

  A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

  A north arrow.

  An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

  A title of the map or drawing, and the date on which it was drawn.

  In the event interpretative date is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response:         We thank the Staff for its comments in this regard and we hereby confirm, on behalf of the Company, that the Company has provided relevant maps in its FY 2007 10-KSB.

Staff Comment:

8.         Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

  The location and means of access to the property, including the mode of transportation utilized to and from the property.

  Any conditions that must be met in order to obtain or retain title to the property.

  A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

  A description of any work completed on the property and its present condition.

  The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

  A description of equipment, infrastructure, and other facilities.

  The current state of exploration of the property.

  The total costs incurred to date and all planned future costs.

  The source of power and water that can be utilized at the property,

  If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b)(1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf.

Response:         We thank the Staff for its comments in this regard and we hereby confirm, on behalf of the Company, that the Company has provided such disclosure in the Company's FY 2007 10-KSB.

Staff Comment:

9.         Please expand your disclosure concerning the exploration plans for the properties to address the following points.

  Disclose a brief geological justification for each of the exploration projects written in non-technical language.

  Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

  If there is a phased program planned, briefly outline all phases.

  If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

  Disclose how the exploration program will be funded.

  Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Response:         We thank the Staff for its comments in this regard and we hereby confirm, on behalf of the Company, that the Company has provided such disclosure in its FY 2007 10-KSB.

Staff Comment:

10.       It is our understanding that detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. Please ensure that your expanded disclosure is with the view of informing investors to your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Response:         We thank the Staff for its comments in this regard and we hereby confirm, on behalf of the Company, that the Company has provided such disclosure in its FY 2007 10-KSB.

In addition, as requested in the SEC Letter, the Company has enclosed herewith a statement acknowledging the following:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Indeed, we trust that each of the foregoing is now clear and satisfactory in response to each of the Staff's comments as contained in the SEC Letter, however, should the Staff have any further questions or concerns in respect of any of the same, please do not hesitate to immediately contact the writer at any time.

On behalf of the Company we sincerely thank and appreciate the SEC's attention to and ongoing cooperation in this matter, and we remain,

Yours very truly,

"Daniel D. Dex"

Daniel D. Dex
for Lang Michener LLP

Enclosures

cc:       FinMetal Mining Ltd.